ROCKWELL ACHIEVES STRONG PRICES FOR LATEST DIAMOND SALES
RECOVERY OF LARGE STONES SHOWS CONSISTENT TRENDS

November 15, 2010, Vancouver, B.C. – Rockwell Diamonds Inc (“Rockwell” or the “Company”) (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of the latest sales of its diamond production from South African operations for the period mid-August to mid-September 2010. Out of a total of 5,294.55 carats sold, 58 stones exceeded 10 carats and 4 were larger than 50 carats.

Rockwell operates the Holpan and Klipdam mines north of the city of Kimberley, as well as the Saxendrift mine on the Middle Orange River (“MOR”) southwest of Kimberley. The Company is conducting a bulk sampling project on alluvial deposits at the Klipdam Extension property, located to the east of its Klipdam operation. All of these operations, and the Wouterspan project which is on care and maintenance, are located in the Northern Cape Province of South Africa.

Diamonds over 50 carats

During the mid-August to mid-September period, the Company recovered 4 plus-50 carat stones at Saxendrift and Klipdam. In the diamond trade, these would be referred to as sawable stones, that is, stones from which more than one cut diamond could be derived. Details of each are noted below: Saxendrift:

  a 74.43-carat clean, off-white, rounded, octahedral stone

Klipdam:

  a 79.13-carat white stone with inclusions (spots) of irregular blocky shape with resorption pits a 59.78-carat clean off white irregular shaped stone

  a 62.77-carat, light fancy yellow rounded octahedral stone

Following cleaning and valuation, all of these stones were sold into Rockwell’s joint venture agreement with Steinmetz Diamond Group (“SDG”). Once beneficiated and sold as polished goods, they will provide additional profit share revenue to the Company.

Sales data for Operations and Bulk Sample Project

Sales for the two month production period included 4,495.48 carats of diamonds from the Saxendrift, Klipdam and Holpan operations, and 799.07 carats from the Klipdam Extension bulk sampling project, for a total of 5,294.55 carats.

Mine or Project	Carats	US$ Total	US$/carat
Saxendrift	1,076.40	$ 1,892,131	$1,757
Klipdam	2,389.82	$ 3,003,769	$1,256
Holpan	1,029.26	$ 999,513	$ 971
TOTAL	4,495.48	$ 5,895,413	$1,311
Klipdam Extension	799.07	$ 690,550	$ 864
TOTALS	5,294.55	$ 6,585,963	$1,244

The size profile of all of the stones recovered and sold for this period is as follows:

10–20 carats	21–30 carats	31-40 carats	41-50 carats	51-60 carats	61-70 carats	71-80carats
28	9	6	1	1	1	2

The diamonds sold were of excellent quality. The recovery of stones larger than 50 carats so far this year is ahead of statistical predictions.

The high average dollar per carat value for Klipdam production was ahead of expectations, whilst the average value for Saxendrift production was slightly below expectations due to the lower than planned total production from this operation during the period caused by higher sand contents in the gravels. The average price of the diamonds recovered from the Klipdam Extension bulk sampling project was also higher than the forecast value of US$800 per carat.

Rough Diamond Market

The rough diamond market has continued to show resilience in the calendar year to date. Prices of larger, good quality stones have held up particularly well through the year, with increases in clean goods of greater than 10 carats. Prices for smaller diamonds or Indian goods have softened towards the year end. Polished prices have continued to show small increases through the year.

President and CEO John Bristow commented “Results from the latest Rockwell diamond sales reinforce the resilience of the diamond market which has continued to show signs of steady recovery since the sharp downturn of early 2009. The strong production and average price from the Klipdam operation was most positive, and reflects an overall improvement in mining and plant efficiencies. The commissioning of the Saxendrift in-pit screening unit is also on target and will help compensate for the impact of the higher sand content in the gravel deposit and, moving forward, reduce operating costs.”

For further details on Rockwell Diamonds Inc., please visit the Company’s website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell’s annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.